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                             February 22, 2023

       Kevin Hogan
       President and Chief Executive Officer
       Corebridge Financial, Inc.
       2919 Allen Parkway, Woodson Tower
       Houston, TX 77019

                                                        Re: Corebridge
Financial, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
10, 2023
                                                            CIK No. 0001889539

       Dear Kevin Hogan:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Eric T. Juergens